Exhibit (a)(18)

From the desk of: Mark D. Weber President & Chief Executive Officer

To:	Supreme Employees
Date:	September 20, 2017
Subject:	Acquisition Update

Supreme Employees,

Our integration planning with Wabash National’s management team has escalated in the last two weeks, as we near the expected close date of the transaction. Today I want to explain the company’s expectation for enhanced profitability at Supreme, which rest largely on achieving certain revenue and cost synergies across both companies.

We believe there are significant synergy opportunities between Supreme and Wabash. The complementary nature of our product portfolios, manufacturing footprint, and enhanced economies of scale, point to significant cost synergies that could have near term impact after closing.

First, and delivering the quickest implementation, are supply chain synergies. There is a tremendous amount of overlap between Supreme and Wabash’s bills of materials. The strong supplier relationships that Wabash has cultivated over the last 32 years will be a great advantage for our business going forward.

The second area of opportunity is manufacturing synergies utilizing the Wabash Management System. Wabash has a long and proven track record of implementing lean manufacturing and world-class business processes. The management team is confident these activities will enable us to reduce waste within our operations and further improve our order to ship cycle time.

The other group of synergy opportunities are in sales and revenue growth. The complementary nature of Supreme and Wabash will allow both businesses to serve customers, geographies and markets that neither company would be able to reach as a standalone business. With Wabash and Supreme together, we can enhance service to our existing customer base.

Next, and very exciting, are Wabash’s new technologies in truck body construction, such as their new molded structural composites. With our expanded customer list and broader manufacturing footprint, Wabash can accelerate those efforts as we combine our sales expertise with their innovation.

We are still on track to close on the deal by the end of this month, at which time more Supreme associates will ramp up integration and value creation efforts. As that time nears, I ask for your continued flexibility and focus, with an unwavering commitment to safety and customer service. If you have questions or concerns as the transaction progresses, I encourage you to discuss them with your area Vice President, General Manager or me.

Thanks again for your continued support, patience and flexibility throughout this process.

Regards,

Mark D. Weber

President and Chief Executive Officer